Fortune Rise Acquisition Corporation

48 Bridge Street, Building A

Metuchen, New Jersey 08840

September 8, 2021

Via Edgar

Mr. Todd Schiffman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fortune Rise Acquisition Corp.
Amendment No. 2 to Form S-1 filed July 16, 2021 Amendment No. 3 to Form S-1 filed July 22, 2021
File No. 333-256511

Dear Mr. Todd Schiffman:

This letter is in response to the letter dated September 3, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Fortune Rise Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statements on Form S-1 (the “Registration Statement”) are being filed to accompany this letter.

Amendments No. 2 and 3 to Form S-1

Cover Page

1. We note that a majority of your executive officers and director nominees have significant ties to China and your disclosure that you are not limited to a particular geographic region for purposes of consummating an initial business combination. In light of the aforementioned connections and the possibility that you could target an initial business combination in Hong Kong or China, please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your Class A common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We acknowledge the Staff’s comments and have revised the disclosure on the cover page of the Registration Statement with regard to our potential initial business combination with a company that may be based in China and the relevant risk factors accordingly.

Summary, page 4

2. Given that you could seek to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: We acknowledge the Staff’s comments and have revised the disclosure of the prospectus summary on page 9 of the Registration Statement.

3. Disclose each permission that you would be required to obtain from Chinese authorities to operate and issue these securities to foreign investors in the event that you seek to acquire a business in China. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We acknowledge the Staff’s comments and have revised the disclosure of the prospectus summary on page 10 of the Registration Statement.

4. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: We acknowledge the Staff’s comments and have revised the disclosure of the prospectus summary on page 10 of the Registration Statement.

5. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company that you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: We acknowledge the Staff’s comments and have revised the disclosure of the prospectus summary on page 9 of the Registration Statement.

Risk Factors Summary, page 29

6. In your risk factors summary, disclose the risks that acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We acknowledge the Staff’s comments and have revised the disclosure of risk factors summary on page 33 of the Registration Statement, including: “Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC”; “The Chinese government may exert substantial interventions and influences over the manner in which our post-combination entity must conduct its business activities that we cannot expect when we enter into a definitive agreement with a target company with major operation in China…”; “Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers”; “In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, companies with more than one million users’ personal information in China”; and “Governmental control of currency conversion may affect the value of your investment.” The discussion of such risk factors was also added in the Registration Statement.

Risk Factors, page 32

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: We acknowledge the Staff’s comments and have revised the disclosure of Risk Factors on page 73 of the Registration Statement under “If the government of the PRC finds that the agreements we entered into to acquire control of a target business through contractual arrangements with one or more operating businesses, or VIE Agreements, do not comply with local governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unbale to assert our contractual control rights over the assets of the post-combination target company, which could cause the value of our Class A common stock depreciate significantly or become worthless.”

8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that an initial business combination transaction in China may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: We acknowledge the Staff’s comments and have revised the disclosure of Risk Factors on pages 71 and 76 of the Registration Statement.

9. Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We acknowledge the Staff’s comments and have revised the disclosure of Risk Factors on page 79 of the Registration Statement under “The Chinese government may exert substantial interventions and influences over the manner in which our post-combination entity must conduct its business activities that we cannot expect when we enter into a definitive agreement with a target company with major operation in China...”

10. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target in China and completing an initial business combination, and/or your business on a post-combination basis.

Response: In response to the Staff’s comments, we added the disclosure of the risk factor on page 78 of the Registration Statement under “In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, companies with more than one million users’ personal information in China, especially some internet and technology companies, may not be willing to list on a U.S. exchange or enter into a definitive business combination agreement with us…”

11. Please add risk factor disclosure that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong Kong.

Response: We acknowledge the Staff’s comments and have revised the disclosure of Risk Factors on page 81 of the Registration Statement under “U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.”

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC